Exhibit 99.1

FOR IMMEDIATE RELEASE

Micromem Technologies Grants Options to Directors and
Key Employees and Completes Private Placement

TORONTO — August 28, 2009 — Micromem Technologies Inc., (Micromem) (OTC BB: MMTIF, CNSX:  MRM) announces that on August 25, 2009 its Board of Directors approved the granting of an aggregate of 1,345,000 incentive stock options to certain directors and key employees of the Company.  These options have an exercise price of $1.00 per share and will vest immediately.  These stock options are exercisable according to the terms of the Company’s stock option plan and will expire five years from the grant date.

Micromem also announces the completion of a non-brokered arm’s length private placement of 500,000 common shares at a subscription price of USD $0.76 per common share for the gross proceeds of USD $380,000.00. Each Unit is comprised of one common share (“Common Share”) and one common share purchase warrant (“Warrant”). Each Warrant may be exercised for one Common Share at an exercise price of USD $0.95 for a period of one year.

The proceeds from the offerings will be used for general working capital purposes and will be subject to resale restrictions.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:

NASD OTC-Bulletin Board - Symbol: MMTIF
CNSX - Symbol: MRM

Shares issued:  88,883,003
SEC File No: 0-26005

Investor Contact:

Jason Baun
Chief Information Officer
Micromem Technologies Inc.
416-364-2023

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